

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 31, 2011

Thomas Seifert
Senior Vice President, Chief Financial Officer,
Interim Chief Executive Officer
Advanced Micro Devices, Inc.
One AMD Place
Sunnyvale, California 94088

> **Re: Advanced Micro Devices, Inc.**
> **Form 10-K for the fiscal year ended December 25, 2010**
> **Filed February 18, 2011**
> **File No. 001-07882**

Dear Mr. Seifert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 25, 2010

Item 8. Financial Statements and Supplementary Data

Note 3. GLOBALFOUNDRIES, page 82

1.   In future filings please clarify your accounting policy for equity method losses. That is, please clarify how you considered the guidance in ASC 323-10-35-19 in determining the amount of additional losses you record in excess of your

investment. Please discuss the relevant factors that you considered in determining your accounting treatment.

2.   We note that you recognized a $232 million gain on the issuance of new GF shares in 2010. Please tell us the accounting treatment for this transaction and how you determined the amount of the gain.

Certain Relationships and Related Transactions and Director Independence, page 132

3.   We note your disclosure on page 60 of your proxy statement that is incorporated by reference to your Form 10-K under the heading "Certain Relationships and Related Transactions." Please expand your disclosure regarding the Wafer Supply Agreement including any other underlying transactions with the related party to comply with the requirements of Item 404(a) of Regulation S-K. Specific disclosure should include identifying your current relationship with the related party, the approximate dollar value of the amount involved in the transaction including the approximate dollar value of the amount of the related person's interest in the transaction and any other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of this transaction. In addition, please expand your disclosure to explain how the term "cost plus" is calculated and the term "where competitive," is evaluated as well as how the price for GPU products will be "determined by the parties" so that investors can evaluate these transactions. Please show us how your disclosure in this section will appear in your future filings.

Exhibits

4.   Please provide us with a copy of the order granting confidential treatment for Exhibit 10.46 from your exhibit index filed as Exhibit 10.5 to the Current Report on Form 8-K dated March 5, 2009. If you have not been granted confidential treatment for such agreement, please submit such confidential treatment request or refile the agreement to a Form 8-K removing the redactions.

Form 10-Q for the quarter ended April 2, 2011

Financial Statements

Note 2. GLOBALFOUNDRIES, page 6

5.   We note that you recognized a gain of $492 million in the quarter ended April 2, 2011. Please tell us the basis for your accounting treatment and how you determined the amount of the gain.

Gross Margin, page 26

6.   Please tell us the nature of the charges included in gross margin in the first quarter 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Jay Mumford at (202) 551- 3637 with any other questions regarding our comments. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief